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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                SCHEDULE 13E-3/A
                        RULE 13E-3 TRANSACTION STATEMENT
       (PURSUANT TO SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934)


                                AMENDMENT NO. 1

                            ------------------------

                            AMWAY ASIA PACIFIC LTD.
                                (Name of Issuer)

                                NEW AAP LIMITED

                              APPLE HOLD CO., L.P.


                            AMWAY ASIA PACIFIC LTD.

                      (Names of Persons Filing Statement)

                    COMMON STOCK, $0.01 PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                  G0352M 10 8
                     (CUSIP Number of Class of Securities)
                            ------------------------

                             CRAIG N. MEURLIN, ESQ.
                   SENIOR VICE PRESIDENT AND GENERAL COUNSEL
                               AMWAY CORPORATION
                            7575 FULTON STREET EAST
                              ADA, MICHIGAN 49355
                                 (616) 787-6000
      (Name, Address and Telephone Number of Person Authorized to Receive
      Notices and Communications on Behalf of Person(s) Filing Statement)
                            ------------------------

                                    COPY TO:
                            THOMAS C. DANIELS, ESQ.
                           JONES, DAY, REAVIS & POGUE
                                  NORTH POINT
                              901 LAKESIDE AVENUE
                             CLEVELAND, OHIO 44114
                                 (216) 586-3939
                            ------------------------

    This statement is filed in connection with (check the appropriate box):

a. [ ] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) [sec. 240.13e-3(c)] under the Securities Exchange Act of 1934.

b. [ ] The filing of a registration statement under the Securities Act of 1933.

c. [X] A tender offer.

d. [ ] None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]
                            ------------------------

                           CALCULATION OF FILING FEE

------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------
                TRANSACTION VALUATION                                  AMOUNT OF FILING FEE
------------------------------------------------------------------------------------------------------------
                   $152,971,740.00                                          $30,595.00

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[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2)
    and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

AMOUNT PREVIOUSLY PAID: $30,595.00     FILING PARTY: New AAP Limited
FORM OR REGISTRATION NO: SCHEDULE
  14D-1                                DATE FILED: November 18, 1999


                               Page 1 of 12 Pages

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


     This Transaction Statement on Schedule 13E-3, filed on November 18, 1999 (the "Schedule 13E-3"), relating to the offer by New AAP Limited, a Bermuda corporation ("New AAP"), to purchase all outstanding shares of the Common Stock, par value $.01 per share (the "Common Stock"), of Amway Asia Pacific Ltd., a Bermuda corporation (the "Company"), that are beneficially owned by the shareholders of the Company, is hereby amended and supplemented as set forth in this Amendment No. 1. Capitalized terms used but not defined herein have the meanings assigned to them in the Schedule 14D-1 of Purchaser filed with the Securities and Exchange Commission on November 18, 1999, as amended by Amendment No. 1 on December 13, 1999.



ITEM 2. IDENTITY AND BACKGROUND.



     The information set forth in Item 2 is hereby amended to read as follows:



     (a)-(d), (g) This Statement is filed by New AAP, Apple Hold Co., L.P. and the Company. Apple Hold Co., L.P., a limited partnership organized under the laws of Bermuda ("Hold Co."), is the parent of New AAP. Hold Co. was formed in November 1999 for the principal purpose of facilitating New AAP's acquisition of all of the outstanding shares of the Company and has no prior operating history. The principal executive offices of Hold Co. are currently located at One East First Street, Suite 1600, Reno, Nevada 89501. Hold Co. does not have any significant assets or liabilities and it has not engaged in activities other than those incidental to its formation and capitalization, its execution of the Amalgamation Agreement and preparation for the Offer. The general partner of Hold Co. is AP New Co., LLC, a Nevada limited liability company ("AP New Co."). AP New Co. is managed by Craig N. Meurlin and Lawrence M. Call. The business address for each of the managers of AP New Co. is 7575 Fulton Street, East, Ada, Michigan 49355. Messrs. Meurlin and Call are U.S. citizens.



     Craig N. Meurlin, age 47, has been a manager of AP New Co. since its formation in September 1999. Mr. Meurlin has also been Vice President, General Counsel and Assistant Secretary of Amway Asia Pacific Ltd. since 1993. Mr. Meurlin is Senior Vice President, General Counsel and Secretary of Amway and has held such positions since 1993. Prior to that, Mr. Meurlin was a partner in the law firm of Jones, Day, Reavis & Pogue. Mr. Meurlin holds a Bachelors of Arts Degree from the University of Vermont and a Juris Doctor from the University of Virginia.



     Lawrence M. Call, age 57, has been a manager of AP New Co. since its formation in September 1999. Mr. Call has also been Vice President of Amway Asia Pacific Ltd. since its formation in 1993. Mr. Call served as Chief Financial Officer and Treasurer of Amway Asia Pacific Ltd. until July 1, 1999. He has also served as Chief Financial Officer of Amway since 1991. Prior to joining Amway, Mr. Call had been Treasurer of PPG Industries, a manufacturer of flat glass, fiberglass, coatings, resins industrial and special chemicals, since 1984. Before becoming Treasurer of PPG Industries, he had held various other financial control positions with PPG Industries. Prior to that, Mr. Call spent 15 years in public accounting with Deloitte, Haskins and Sells (the predecessor to Deloitte and Touche). He is a Certified Public Accountant and holds a Bachelor's Degree from Loyola University.



     The information set forth in "The Offer - Certain Information Regarding Purchaser" and "The Offer - Certain Information Regarding AAP" in the Offer to Purchase and in Schedule I - "PURCHASER DIRECTORS; AAP EXECUTIVE OFFICERS AND DIRECTORS" thereto is incorporated herein by reference. For purposes of this Amendment No. 1 to the Schedule 14D-1, all references to Purchaser shall mean, collectively, New AAP Limited and Apple Hold Co., L.P.



     (e)-(f) During the past five years, none of Purchaser's or the Company's officers or directors (i) have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) were a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.



ITEM 4. TERMS OF THE TRANSACTION.



     The information set forth in Item 4 is hereby amended as follows:



     (a) The information set forth on the cover page of the Offer to Purchase and in "Introduction," "The Offer - Number of Shares; Expiration and Extension of Offer," "The Offer - Procedure for Tendering Shares," "The

Offer - Withdrawal Rights," "The Offer- Acceptance for Payment of Shares and Payment of Purchase Price," "The Offer - Market Information; Exchange Rates; Dividends and Dividend Policy," "The Offer - Certain Legal Matters; Regulatory Approvals," "The Offer- Extension of Offer; Termination; Amendments," "The Offer
- Fees and Expenses" and "The Offer - Miscellaneous" in the Offer to Purchase is incorporated herein by reference. The phrase "upon the terms and subject to the conditions of the Offer" in the first sentence of the first paragraph on page 3 of the Offer to Purchase, the first sentence of "The Offer - Number of Shares; Expiration and Extension of Offer," the first sentence of "The Offer - Procedure for Tendering Shares - Tender Constitutes an Agreement" and the first sentence of "The Offer - Acceptance for Payment of Shares and Payment of Purchase Price," shall hereinafter read "upon the terms relating to the tender offer process as described herein."



ITEM 9. REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS.



     The information set forth in Item 9 is hereby amended to read as follows:



     (a)-(c) The information set forth in "Special Factors - Background of the Offer; Recommendation of the Special Committee and the Disinterested Directors; Reasons for the Recommendation; Opinion of the Financial Advisor to the Special Committee" and in Schedule II to the Offer to Purchase is incorporated herein by reference.



     Pursuant to an engagement letter dated September 1, 1999 ("The Letter Agreement"), Morgan Stanley & Co. Incorporated ("Morgan Stanley") was engaged as financial advisor to ALAP Hold Co., Ltd. and Apple Hold Co., Ltd. (together "The Holdcos") in connection with the cash tender offers for the outstanding public shares of Amway Japan Limited and Amway Asia Pacific Ltd., collectively "The Companies." At a meeting on September 21, 1999, Morgan Stanley made a presentation to The Holdcos regarding certain issues surrounding the transactions. The purpose of the presentation was to provide guidance on the process for the cash tender offers and to provide financial advice on the equity valuation of The Companies but not on the fairness of the consideration that might be offered for shares of either of The Companies. For the purposes of the presentation, Morgan Stanley:



          - reviewed certain publicly available financial statements and other information of The Companies;



          - reviewed certain internal financial statements and other financial and operating data concerning The Companies prepared by the management of The Companies;



          - analyzed certain financial projections prepared by the management of The Companies;



          - discussed the past and current operations and financial condition and the prospects of The Companies with senior executives of The Companies;



          - reviewed the reported prices and trading activity for the common stock of The Companies;



          - compared the financial performance of The Companies and the prices and trading activity of the common stock with that of certain other comparable publicly-traded companies and their securities;



          - reviewed other transactions (mostly in the United States) in which a majority shareholder acquired all of the outstanding minority shares.



     Morgan Stanley assumed and relied upon without independent verification the accuracy and completeness of the information reviewed by Morgan Stanley. With respect to the financial projections, Morgan Stanley assumed that they were reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial performance of The Companies. Morgan Stanley did not make any independent valuation or appraisal of the assets or liabilities of The Companies. Its analysis was necessarily based on economic, market and other conditions as in effect on, and the information made available to it as of, September 20, 1999.



     Based on financial analysis including comparable company analysis, discounted cash flow analysis and analysis of precedent transactions, it discussed a per share offer of $15.00 for Amway Asia Pacific Ltd. and Y1,450 for Amway Japan Limited. For further detail, please reference Exhibit (b)(3) to this
Schedule 13E-3.

     The preparation of the presentation was a complex process and is not necessarily susceptible to a partial analysis or summary description. In its presentation, Morgan Stanley considered the results of all of its analyses as a whole and did not attribute any particular weight to any particular analysis or factor. Furthermore, Morgan Stanley believes that selecting any portion of its analyses, without considering all analyses, would create an incomplete view of the process underlying its presentation. In addition, Morgan Stanley may have given various analyses and factors more or less weight than other analyses and factors and may have deemed various assumptions more or less probable than other assumptions, so that the ranges of valuations resulting from any particular analysis described above should not be taken to be Morgan Stanley's view of the actual value of The Companies.



     In performing its analyses, Morgan Stanley made numerous assumptions with respect to the industry performance, general business and economic conditions and other matters, many of which are beyond the control of The Companies. Any estimates contained in Morgan Stanley's analysis are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than suggested by such estimates. The analyses do not purport to be appraisals or to reflect the prices at which The Companies might actually trade in a public market or in a private sale or merger transaction.



     Morgan Stanley provided advice to The Holdcos during negotiations; however, Morgan Stanley did not recommend any specific consideration to The Companies or that any specific consideration constituted the only appropriate consideration for the transactions. In addition, as described above, Morgan Stanley's presentation to The Holdcos was one of the many factors taken into consideration by The Holdcos in making their decisions to proceed with the transactions. The presentation did not contain and Morgan Stanley did not delivery any opinion relating to the fairness of the consideration offered for the shares of either of the Companies.



     Consequently, the Morgan Stanley analyses as described above should not be viewed as determinative of the opinion of The Holdcos with respect to the value of The Companies or the fairness of the consideration offered. The purchase price for all of the outstanding publicly traded shares of each of The Companies was determined through arm's-length negotiations between The Holdcos and The Companies and was approved by The Companies' respective Boards of Directors.



     The Holdcos engaged Morgan Stanley to advise it on strategic alternatives and to provide Morgan Stanley's advice because of its experience and expertise. Morgan Stanley is an internationally recognized investment banking and advisory firm. Morgan Stanley, as part of its investment banking business, is continually engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwriting, competitive bidding, secondary distributions of listed and unlisted securities, private placements and valuation for estate, corporate and other purposes.



     Pursuant to The Letter Agreement, Morgan Stanley provided financial advisory services in connection with the transaction, and The Holdcos agreed to pay Morgan Stanley a customary fee in connection therewith. The Holdcos have also agreed to reimburse Morgan Stanley for its expenses incurred in performing its services. In addition, The Holdcos have agreed to indemnify Morgan Stanley and its affiliates, their respective directors, officers, agents and employees, and each person, if any, controlling Morgan Stanley or any of its affiliates against certain liabilities and expenses, including certain liabilities under the federal securities laws related to or arising out of Morgan Stanley's engagement and any related transactions.

     The following is a summary of financial projections provided to financial advisors:



                    AMWAY ASIA PACIFIC FINANCIAL PROJECTIONS



KEY ASSUMPTIONS



     - The projections were updated in October to reflect any changes in the outlook for each region in light of fourth quarter FY1999 results



     - FY2000 figures have been produced on a bottom-up, product-by-product, cost item-by-cost item basis by local management of each affiliate according to the annual budgeting process



     - FY2001-FY2004 figures for each affiliate have been produced in the ordinary course of business. FY2000 plan is extrapolated, using year-on-year net sales growth and margin ratios as key drivers. Foreign exchange rates and effective tax rates are assumed constant post FY2000. The projections are prepared based on extensive consultations with each local management as to their operating environments, as well as reflecting historical experience in other affiliates worldwide



     - FY2000-FY2004 figures (in US$ terms) assume a steady recovery from 1998/9 economic downturn with no fundamental changes in distributor base, product line, cost structure, regulatory environment



        - Australia: 8% recovery in net sales in 2000, steady growth thereafter (2.2% CAGR), regaining pre-decline 1998 levels in 2004. EBIT margin erodes to 7.6% in 2003 but recovers to 8.8% in 2004.



        - New Zealand: 7% recovery in net sales in 2000, steady growth thereafter (5.0% CAGR) but still 20% down on pre-decline 1997 levels in 2004. EBIT margin increases from 0.6% in 2000 to 2.7% in 2004.



        - Malaysia: 8% recovery in net sales in 2000, steady growth thereafter (5.0% CAGR) but still 19% down on pre-decline 1997 levels in 2004. EBIT margin declines slightly from 13.6% in 2000 to 13.0% in 2004.



        - Thailand: 12% recovery in net sales in 2000, steady growth thereafter (6.9% CAGR) but still 28% down on pre-decline 1997 levels in 2004. EBIT margin increases slightly from 6.8% in 2000 to 7.9% in 2004.



        - Hong Kong: 10% recovery in net sales in 2000, steady growth thereafter (6.0% CAGR), regaining pre-decline 1997 levels in 2004. EBIT margin improves from -2.0% in 2000 to 1.5% in 2004.



        - Taiwan: continuing decline in net sales in 2000, flat in 2001. Steady recovery thereafter (4.5% CAGR) but still down 21% on pre-decline 1997 levels in 2004. EBIT margin kept largely constant around 5.5%.



        - China: 115% recovery in net sales in 2000, steady recovery thereafter (12.5% CAGR). Pre-decline 1997 levels only regained in 2004. EBIT margin declines from 7.3% in 2000 to 6.5% in 2004.



     - No significant capital expenditures are assumed beyond China and recurring maintenance items. Working capital requirement largely flat.

EXCHANGE RATE ASSUMPTIONS



                                                         FY97      FY98      FY99     FY2000-04
                                                        ------    ------    ------    ---------
Australian Dollar.....................................   1.293     1.519     1.575      1.493
New Zealand Dollar....................................   1.452     1.751     1.882      1.818
Malaysian Ringgit.....................................   2.531     3.714     3.800      3.800
Thai Baht.............................................  26.463    41.317    37.360     38.000
China Renminbi........................................   8.296     8.281     8.278      8.300
Hong Kong Dollar......................................   7.739     7.743     7.751      7.800
Taiwan Dollar.........................................  27.652    32.391    32.655     33.300



Source: Amway Asia Pacific Ltd.

                  AMWAY ASIA PACIFIC HISTORICAL AND PROJECTED
                                INCOME STATEMENT
                               (US$ IN MILLIONS)



                                                                       AUGUST 31,
                                          ---------------------------------------------------------------------   2000-2004
                                          1997A    1998A    1999A    2000E    2001E    2002E    2003E    2004E      CAGR
                                          ------   ------   ------   ------   ------   ------   ------   ------   ---------
Net Sales
  Australia.............................   121.8    124.2    107.4    115.6    119.1    119.1    122.5    126.0      2.2%
  New Zealand...........................    29.3     22.7     17.9     19.2     20.8     21.6     22.5     23.4      5.0%
  China.................................   178.0     68.3     55.5    120.0    138.0    151.8    167.0    192.0     12.5%
  Taiwan................................   164.8    141.9    122.6    114.1    114.1    118.1    124.0    130.2      3.4%
  Hong Kong.............................    34.4     31.4     25.5     28.0     29.4     30.8     33.0     35.3      6.0%
  Malaysia..............................   135.2     94.7     83.5     90.0     94.5     99.2    104.2    109.4      5.0%
  Thailand..............................   181.6    104.3     89.2    100.0    110.0    115.5    121.3    130.4      6.9%
                                          ------   ------   ------   ------   ------   ------   ------   ------     ----
Net Sales...............................   845.2    587.6    501.5    586.9    625.8    656.2    694.5    746.6      6.2%
  Total Cost of Sales...................  (313.3)  (257.2)  (216.5)  (251.0)  (265.4)  (277.6)  (293.0)  (313.7)     5.7%
                                          ------   ------   ------   ------   ------   ------   ------   ------     ----
Gross Profit............................   531.9    330.4    285.0    336.0    360.4    378.6    401.4    432.9      6.5%
                                          ------   ------   ------   ------   ------   ------   ------   ------     ----
Total Operating Expenses................  (383.3)  (305.1)  (258.7)  (293.5)  (311.8)  (331.2)  (352.5)  (376.9)     6.5%
                                          ------   ------   ------   ------   ------   ------   ------   ------     ----
EBIT....................................   148.6     25.3     26.3     42.5     48.6     47.4     48.9     56.1      7.2%
  Other Income -- Net...................    24.9     11.0      7.4      3.8      3.5      5.4      5.3      5.6
  Interest Expense......................    (0.2)    (1.3)    (0.9)    (0.8)     0.0      0.0      0.0      0.0

  Income Before MI & Taxes..............   173.3     35.0     32.8     45.5     52.1     52.8     54.2     61.6      7.9%
                                          ------   ------   ------   ------   ------   ------   ------   ------     ----
  Income Taxes..........................   (54.9)   (23.5)   (13.3)   (14.7)   (15.3)   (15.8)   (16.8)   (18.9)
  Minority Interest.....................   (14.3)   (10.0)    (7.1)    (4.8)    (5.0)    (5.1)    (5.2)    (5.4)

  Net Income............................   104.0      1.5     12.5     26.1     31.8     31.8     32.2     37.3      9.3%
                                          ======   ======   ======   ======   ======   ======   ======   ======     ====
Depreciation............................    13.0     13.5     12.8     13.3     14.5     16.9     17.9     20.0
Decrease in WC..........................    25.9     (6.8)     6.5     13.0     11.7     14.9     16.6     13.6
CapEx...................................   (27.8)   (33.1)   (13.0)   (15.6)   (20.0)   (16.5)   (16.9)   (15.8)

Net Sales Growth........................            (30.5)%  (14.6)%   17.0%     6.6%     4.8%     5.8%     7.5%
Gross Margin............................    62.9%    56.2%    56.8%    57.2%    57.6%    57.7%    57.8%    58.0%
EBIT Margin.............................    17.6%     4.3%     5.2%     7.2%     7.8%     7.2%     7.0%     7.5%
Depreciation / Sales....................     1.5%     2.3%     2.5%     2.3%     2.3%     2.6%     2.6%     2.7%
CapEx / Dep.............................     2.1x     2.5x     1.0x     1.2x     1.4x     1.0x     0.9x     0.8x



Source: 2000-4E estimates from Amway Asia Pacific Ltd.

ITEM 12. PRESENT INTENTION AND RECOMMENDATION OF CERTAIN PERSONS WITH REGARD


TO THE TRANSACTION.



     The information set forth in Item 12(a) is hereby amended to read as follows:



     (a) The information set forth in "Introduction" and "The Offer - Interests of Certain Persons" in the Offer to Purchase is incorporated herein by reference. In addition, Purchaser has been informed by the Principal Shareholders that they will not tender their Shares in response to the Offer (other than 1,128,580 Shares owned by certain charitable foundations established by certain of the Principal Shareholders).



ITEM 17. MATERIAL TO BE FILED AS EXHIBITS.



     The information in Item 17 is hereby amended by adding the following exhibits:



(a)   (1)    Form of Senior Bank Financing Commitment Letter, among New
             AAP, Hold Co., ALAP Hold Co., Ltd., N.A.J. Co., Ltd., Amway
             Corporation and Morgan Guaranty Trust Company of New York,
             Tokyo Branch, dated November 15, 1999 (incorporated herein by reference to Exhibit (b)(1) of the Schedule 14D-1 of New
             AAP Limited and Apple Hold Co., L.P. filed with the
             Commission on November 18, 1999 and amended on December 13,
             1999 (the "Schedule 14D-1")).*
      (2)    Form of Term Sheet Regarding the Credit Facility
             (incorporated herein by reference to Exhibit (b)(2) of the
             Schedule 14D-1).*
(b)   (1)    Form of Fairness Opinion of Goldman, Sachs & Co., dated
             November 15, 1999.*
      (2)    Presentation Materials of Goldman Sachs & Co., dated
             November 15, 1999.
      (3)    Presentation Materials of Morgan Stanley & Co. Incorporated,
             dated September 21, 1999.
(c)   (1)    Form of Tender Offer and Amalgamation Agreement, dated
             November 15, 1999 among the Company, New AAP and Hold Co.
             (incorporated herein by reference to Exhibit (c)(1) of the
             Schedule 14D-1).*
      (2)    Form of Shareholder and Voting Agreement, by and among New
             AAP, Hold Co. and Certain Shareholders of the Company, dated as of November 15, 1999 (incorporated herein by reference to
             Exhibit (c)(2) of the Schedule 14D-1).*
(d)   (1)    Form of Offer to Purchase, dated November 18, 1999
             (incorporated herein by reference to Exhibit (a)(1) of the
             Schedule 14D-1).*
      (2)    Form of Letter of Transmittal (incorporated herein by
             reference to Exhibit (a)(2) of the Schedule 14D-1).*
      (3)    Form of Notice of Guaranteed Delivery (incorporated herein by reference to Exhibit (a)(3) of the Schedule 14D-1).*
      (4)    Form of Letter to Brokers, Dealers, Commercial Banks, Trust
             Companies and Other Nominees (incorporated herein by
             reference to Exhibit (a)(4) of the Schedule 14D-1).*
      (5)    Form of Letter to Clients for Use by Brokers, Dealers,
             Commercial Banks, Trust Companies and Other Nominees
             (incorporated herein by reference to Exhibit (a)(5) of the
             Schedule 14D-1).*
      (6)    Form of Guidelines for Certification of Taxpayer
             Identification Number on Substitute Form W-9 (incorporated herein by reference to Exhibit (a)(6) of the Schedule
             14D-1).*
      (7)    Form of Letter to the Company's Holders of Common Stock
             (incorporated herein by reference to Exhibit (a)(7) of the
             Schedule 14D-1).*
      (8)    Form of Press Release "Amway Asia Pacific's Principal
             Shareholders to Commence Tender Offer for Outstanding Public
             Shares" issued by the Company and the Principal Shareholders on November 15, 1999 (incorporated herein by reference to
             Exhibit (a)(8) of the Schedule 14D-1).*

      (9)    Form of Communications to Amway Distributors, dated November
             15, 1999 (incorporated herein by reference to Exhibit (a)(9) of the Schedule 14D-1).*
     (10)    Form of Tender Offer Announcement to Amway Management and
             Employees, dated November 15, 1999 (incorporated herein by reference to Exhibit (a)(10) of the Schedule 14D-1).*
     (11)    Form of Press Release "Amway Asia Pacific's Principal
             Shareholders Commence Tender Offer For Outstanding Public
             Shares" issued by the Company and the Public Shareholders on November 18, 1999 (incorporated herein by reference to Exhibit (a)(11) of the Schedule 14D-1).*
     (12)    Form of Summary Advertisement published on November 18, 1999
             (incorporated herein by reference to Exhibit (a)(12) of the Schedule 14D-1).*
     (13)    Form of Trustee Direction Form from the 401(k) Trustee
             (incorporated herein by reference to Exhibit (a)(13) of the Schedule 14D-1).*
     (14)    Form of Letter to Participants of the 401(k) Plan
             (incorporated herein by reference to Exhibit (a)(14) of the Schedule 14D-1).*
(e)          Not applicable.
(f)          Not applicable.
(g) Consent of KPMG LLP (incorporated herein by reference to Exhibit (g) of the Schedule 14D-1).*
(h) Power of Attorney for New AAP (incorporated herein by reference to Exhibit (h) of the Schedule 14D-1).*


---------------


* Previously filed as exhibits to the Transaction Statement on Schedule 13E-3 filed by New AAP on November 18, 1999.

                                    SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: December 13, 1999  NEW AAP LIMITED


                                         By: /s/ CRAIG N. MEURLIN
                                            ------------------------------------
                                             Name:  Craig N. Meurlin
                                            Title:   Vice President, Assistant
                                                     Secretary


                                          APPLE HOLD CO., L.P.


                                          By: AP NEW CO., LLC, as general
                                          partner



                                          By: /s/ CRAIG N. MEURLIN

                                            ------------------------------------

                                            Name:  Craig N. Meurlin


                                            Title:   Manager



                                          AMWAY ASIA PACIFIC LTD.



                                          By: /s/ CRAIG N. MEURLIN

                                            ------------------------------------

                                            Name:  Craig N. Meurlin


                                            Title:   Vice President, General
                                                     Counsel


                                                 and Assistant Secretary


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

                                 EXHIBIT INDEX


EXHIBIT NO.                            DESCRIPTION
-----------                            -----------
(a)   (1)      Form of Senior Bank Financing Commitment Letter, among New
               AAP, Hold Co., ALAP Hold Co., Ltd., N.A.J. Co., Ltd., Amway
               Corporation and Morgan Guaranty Trust Company of New York,
               Tokyo Branch, dated November 15, 1999 (incorporated herein by reference to Exhibit (b)(1) of the Schedule 14D-1 of New
               AAP Limited and Apple Hold Co., L.P. filed with the
               Commission on November 18, 1999 and amended on December 13,
               1999 (the "Schedule 14D-1")).*
      (2)      Form of Term Sheet Regarding the Credit Facility
               (incorporated herein by reference to Exhibit (b)(2) of the
               Schedule 14D-1).*
(b)   (1)      Form of Fairness Opinion of Goldman, Sachs & Co., dated
               November 15, 1999.*
      (2)      Presentation Materials of Goldman Sachs & Co., dated
               November 15, 1999.
      (3)      Presentation Materials of Morgan Stanley & Co. Incorporated,
               dated September 21, 1999.
(c)    (1)     Form of Tender Offer and Amalgamation Agreement, dated
               November 15, 1999 among the Company, New AAP and Hold Co.
               (incorporated herein by reference to Exhibit (c)(1) of the
               Schedule 14D-1).*
      (2)      Form of Shareholder and Voting Agreement, by and among New
               AAP, Hold Co. and Certain Shareholders of the Company, dated as of November 15, 1999 (incorporated herein by reference to
               Exhibit (c)(2) of the Schedule 14D-1).*
(d)   (1)      Form of Offer to Purchase, dated November 18, 1999
               (incorporated herein by reference to Exhibit (a)(1) of the
               Schedule 14D-1).*
      (2)      Form of Letter of Transmittal (incorporated herein by
               reference to Exhibit (a)(2) of the Schedule 14D-1).*
      (3)      Form of Notice of Guaranteed Delivery (incorporated herein by reference to Exhibit (a)(3) of the Schedule 14D-1).*
      (4)      Form of Letter to Brokers, Dealers, Commercial Banks, Trust
               Companies and Other Nominees (incorporated herein by
               reference to Exhibit (a)(4) of the Schedule 14D-1).*
      (5)      Form of Letter to Clients for Use by Brokers, Dealers,
               Commercial Banks, Trust Companies and Other Nominees
               (incorporated herein by reference to Exhibit (a)(5) of the
               Schedule 14D-1).*
      (6)      Form of Guidelines for Certification of Taxpayer
               Identification Number on Substitute Form W-9 (incorporated herein by reference to Exhibit (a)(6) of the Schedule
               14D-1).*
      (7)      Form of Letter to the Company's Holders of Common Stock
               (incorporated herein by reference to Exhibit (a)(7) of the
               Schedule 14D-1).*
      (8)      Form of Press Release "Amway Asia Pacific's Principal
               Shareholders to Commence Tender Offer for Outstanding Public
               Shares" issued by the Company and the Principal Shareholders on November 15, 1999 (incorporated herein by reference to
               Exhibit (a)(8) of the Schedule 14D-1).*
      (9)      Form of Communications to Amway Distributors, dated November
               15, 1999 (incorporated herein by reference to Exhibit (a)(9)
               of the Schedule 14D-1).*
     (10)      Form of Tender Offer Announcement to Amway Management and
               Employees, dated November 15, 1999 (incorporated herein by reference to Exhibit (a)(10) of the Schedule 14D-1).*

EXHIBIT NO.                            DESCRIPTION
-----------                            -----------
     (11)      Form of Press Release "Amway Asia Pacific's Principal
               Shareholders Commence Tender Offer For Outstanding Public
               Shares" issued by the Company and the Public Shareholders on
               November 18, 1999 (incorporated herein by reference to
               Exhibit (a)(11) of the Schedule 14D-1).*
     (12)      Form of Summary Advertisement published on November 18, 1999
               (incorporated herein by reference to Exhibit (a)(12) of the
               Schedule 14D-1).*
     (13)      Form of Trustee Direction Form from the 401(k) Trustee
               (incorporated herein by reference to Exhibit (a)(13) of the
               Schedule 14D-1).*
     (14)      Form of Letter to Participants of the 401(k) Plan
               (incorporated herein by reference to Exhibit (a)(14) of the
               Schedule 14D-1).*
(e)            Not applicable.
(f)            Not applicable.
(g)            Consent of KPMG LLP (incorporated herein by reference to
               Exhibit (g) of the Schedule 14D-1).*
(h)            Power of Attorney for New AAP (incorporated herein by
               reference to Exhibit (h) of the Schedule 14D-1).*


---------------


* Previously filed as exhibits to the Transaction Statement on Schedule 13E-3 filed by New AAP on November 18, 1999.


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